Exhibit 99.2

May 12, 2025

 Diversified Energy Company PLC
(“Diversified” or the "Company")

First Quarter Dividend Announcement

Diversified Energy Company PLC (LSE:DEC, NYSE:DEC) is pleased to announce that the Board has declared an interim dividend of 29 cents per share in respect of 1Q25 for the three month period ended March 31, 2025.

Key dates related to this dividend include:
Record Date:	August 29, 2025
Payment Date:	September 30, 2025
Default Currency:	US Dollar
Currency Election Option:	Sterling
Last Date for Currency Election:	September 5, 2025

Diversified will pay the dividend in U.S. dollars while continuing to make available to shareholders a sterling election. For those shareholders who wish to receive their dividend payment in sterling, and who have not yet completed a currency election form, the Company has made available a dividend election form on its website at https://ir.div.energy/dividend-information. Shareholders who wish to receive sterling should submit the currency election form to Computershare Investor Services no later than September 5, 2025.

Diversified will announce the sterling value of the dividend payable per share approximately two weeks prior to the payment date.

This announcement contains inside information for the purposes of Article 7 of the UK version of Regulation (EU) No. 596/2014 on Market Abuse (“UK MAR”), as it forms part of the UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.